Exhibit 99.1
COPA HOLDINGS ANNOUNCES MONTHLY TRAFFIC STATISTICS FOR OCTOBER 2024
PANAMA CITY, November 13, 2024 (GLOBE NEWSWIRE) -- Copa Holdings, S.A. (NYSE: CPA) today released preliminary passenger traffic statistics for October 2024:

Operating Data	October 2024	October 2023	% Change
Copa Holdings (Consolidated)
ASM (mm) (1)	2,557.4	2,398.4	6.6%
RPM (mm) (2)	2,235.5	2,099.8	6.5%
Load Factor (3)	87.4%	87.6%	-0.1	p.p.
1.Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2.Revenue passenger miles - represents the number of miles flown by revenue passengers
3.Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For October 2024, Copa Holdings' capacity (ASMs) increased by 6.6%, while system-wide passenger traffic (RPMs) increased by 6.5%, compared to 2023. As a result, the system load factor for the month was 87.4%, 0.1 percentage points lower than in October 2023.
Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information visit www.copaair.com.
CPA-G
CONTACT: Daniel Tapia – Panamá
Director – Investor Relations
011 (507) 304-2774